SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*†

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes an initial Schedule 13D on behalf of Fifth Street Asset Management Inc., Fifth Street Holdings L.P. and Bernard D. Berman and Amendment No. 8 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, and Amendment No. 7 filed on February 3, 2016.

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,074,967.536

	8.	Shared Voting Power 154,728

	9.	Sole Dispositive Power 3,074,967.536

	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,229,695.536 (see Item 4 and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 154,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,728 (see Item 4 and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 154,728

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 154,728

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 154,728 (see Item 4 and Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Bernard D. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 57,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D/A constitutes an initial Schedule 13D on behalf of each of Fifth Street Asset Management Inc., Fifth Street Holdings L.P. and Bernard D. Berman and Amendment No. 8 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, and Amendment No. 7 filed on February 3, 2016 (the “Seventh Amended Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D, as subsequently amended, and such prior disclosure, as so amended, is incorporated into the initial Schedule 13D on behalf of each of Fifth Street Asset Management Inc., Fifth Street Holdings L.P. and Bernard D. Berman.

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

This Schedule 13D is being filed by Leonard M. Tannenbaum, a citizen of the United States of America and the Chairman and Chief Executive Officer of Fifth Street Asset Management Inc., a Delaware corporation (“FSAM”), FSAM, Fifth Street Holdings L.P., a Delaware limited partnership (“FSH”), and Bernard D. Berman, a citizen of the United States and Co-President and Chief Compliance Officer of FSAM. FSAM and FSH are asset management firms with their principal business address at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. FSAM is the general partner of FSH. Mr. Tannenbaum’s and Mr. Berman’s business address is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A.

During the last five years, none of Mr. Tannenbaum, FSH, FSAM, Mr. Berman or any person set forth in Schedule A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum, FSH, FSAM or Mr. Berman, as the case may be, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

Other than the acquisition of Shares pursuant to Mr. Tannenbaum’s participation in the Issuer’s dividend reinvestment plan, the acquisitions by Mr. Tannenbaum of Shares reported in Item 5(c) were made using Mr. Tannenbaum’s personal funds. Mr. Tannenbaum holds some of the acquired Shares in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the acquired Shares. The positions held in the margin account are pledged as collateral for the repayment of credit for the account, and the collateral can be called upon default.

Mr. Berman holds certain of the Shares held by him in a margin account pursuant to a brokerage agreement. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin account borrowings used to purchase the Shares held by Mr. Berman. The positions held in the margin account are pledged as collateral for the repayment of credit for the account, and the collateral can be called upon default.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following as paragraphs 2, 3 and 4 thereof:

On February 18, 2016, Mr. Tannenbaum, FSH and FSAM entered into the Purchase and Settlement Agreement (as amended on February 23, 2016 by Amendment No. 1 to the Purchase and Settlement Agreement, effective as of February 18, 2016, the “PSA”) by and among (I) Fifth Street Finance Corp., FSH, FSAM, Leonard M. Tannenbaum, and (II) RiverNorth Capital Management, LLC ("RiverNorth"), RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise (collectively, the “Sellers”).  Fifth Street Holdings L.P., and Mr. Tannenbaum are referred to as the “Buyers.”

In the PSA, the Sellers agreed to observe certain standstill provisons in respect of the Issuer and the Shares until the Issuer’s 2017 Annual Meeting of Stockholders. In addition, the PSA requires each Seller to appear, or cause the Shares beneficially owned by such Seller to be counted as present, at the Issuer’s 2016 Annual Meeting of Stockholders and vote (or cause to be voted) 1,263,549 Shares beneficially owned or controlled by such Seller in accordance with the recommendation of the Issuer’s board of directors, and to observe other obligations in respect of such annual meeting. On the basis of the foregoing agreements, Mr. Tannenbaum, FSAM, FSH and Mr. Berman may be deemed to have formed a “group,” as such term is used in Section 13(d) of the Securities Exchange Act and the rules thereunder, with the Sellers. Mr. Tannenbaum, FSAM, FSH and Mr. Berman believe that the members of such group would have aggregate beneficial ownership of 4,978,314.536 Shares (based on the Schedule 13D filed with respect to the Shares on December 24, 2015 by RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P. and RiverNorth Capital Management, LLC). Mr. Tannenbaum, FSAM, FSH and Mr. Berman expressly disclaim beneficial ownership of 428,070 Shares beneficially owned by Sellers for which certain Sellers have granted a revocable proxy pursuant to the terms of the PSA.

The summary of the PSA and the transactions contemplated thereby in this Item 4 is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of February 9, 2016, as reported in the Issuer’s Form 10-Q filed on February 9, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, (i) 2,968,458.536 Shares are held by him directly; (ii) 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and (iii) 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 154,728 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSH. The 154,728 Shares over which FSAM has shared voting and dispositive power are directly held by FSH.

Of the Shares over which Mr. Berman has sole voting and dispositive power, 57,000 shares are held by him directly.

(c) Schedule B sets forth all transactions with respect to Shares by Mr. Tannenbaum since the filing of the Seventh Amended Schedule 13D on February 3, 2016 and all transactions with respect to Shares by Mr. Berman during the last 60 days. Neither FSAM nor FSH have any transactions with respect to the Shares in the last 60 days.

(d) FSAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 154,728 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannenbaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable.

The share numbers set forth above in this Item 5 do not include the 1,263,549 Shares that are beneficially owned or controlled by Sellers and which Sellers have agreed to vote in accordance with the recommendation of the Board of Directors of the Issuer at the 2016 Annual Meeting pursuant to the terms of the PSA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The summary of the PSA and transactions contemplated thereby in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 1 and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Purchase and Settlement Agreement, made and entered into as of February 18, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise

Exhibit 2 Amendment No. 1 to the Purchase and Settlement Agreement, dated as of February 23, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise

Exhibit 3 Joint Filing Agreement, dated February 19, 2016, by and between Leonard M. Tannenbaum, Fifth Street Asset Management Inc., Fifth Street Holdings L.P. and Bernard D. Berman

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5
Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5
Todd G. Owens	Co-President	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	15,000 Shares <0.1%
Alexander C. Frank	Chief Operating Officer, Chief Financial Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	3,000 Shares <0.1%
Ivelin M. Dimitrov	Chief Investment Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	17,667 Shares <0.1%
James F. Velgot	Chief of Staff and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	None
Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None
Wayne Cooper	Director	1 Sound Shore Drive, Suite 102 Greenwich, CT 06830	Managing Partner	Greenhaven Partners, LLC, an investment partnership	None
Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

Schedule B

Except as otherwise noted below, all transactions were purchases of Shares effected in the open market, and the price per share includes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Mr. Tannenbaum	February 4, 2016	29,284	$7.678(1)
Mr. Tannenbaum	February 5, 2016	29,284	$7.681(2)
Mr. Tannenbaum	February 8, 2016	35,845	$7.475(3)
Mr. Tannenbaum	February 9, 2016	35,845	$7.367(4)
Mr. Berman	February 4, 2016	10,000	$7.674(5)
Mr. Berman	February 5, 2016	10,000	$7.683(6)
Mr. Berman	February 8, 2016	10,000	$7.47(7)
Mr. Berman	February 9, 2016	10,000	$7.368(8)
Mr. Tannenbaum	February 16, 2016	1.286(9)	$7.247(9)

(1) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from 7.50 to $7.75. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.50 and $7.77. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.28 and $7.59. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(4) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.10 and $7.52. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(5) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.50 to $7.75. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(6) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.51 to $7.77. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(7) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.34 to $7.59. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(8) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $7.10 to $7.52. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(9) Represent a receipt of shares pursuant to Mr. Tannenbaum’s participation in the Issuer’s dividend reinvestment plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2016

/s/ Leonard M. Tannenbaum

LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

/s/ Bernard D. Berman

BERNARD D. BERMAN